First Canadian Place
100 King St. West, 37th Floor,
Toronto, Ontario, CANADA M5X-1M1
Phone :(416) 644-8648
Fax: (416)352-5218
Email: info@viprindustries.com

Att. Brian K. Bhandari
cc: William Kearns
Branch Chief
United States, Securities and Exchange Commission
Washington, D.C.
20549

Re: SEC Letter, March 21, 2008, SEC File# 033-12877, 8K Filed March 18, 2008

Dear Mr. Bhandari

I am responding to your letter of March 21, 2008 in reference to the VIPR Industries Form 8K filing of March 12, 2008 and items 4.01 mentioned within. I would like to first state that it is always the Company’s intention to file accurate information in all our forms and filings. If there are some items that may not be correct, we wish to state that it is completely inadvertent and in no way an attempt to intentionally misstate any information. Please find the responses to your comments

Response To Item 1.

In our 8K of March 12, 2008 it was stated that the Company filed financial statements for years 2006 and 2007. This statement was referring to the filing of our un-audited financials of years 2006 and 2007, which were included in the same 8K filing of March 12, 2008 and was not referring to the filing of any 10K’s and 10QSB’s that were filed with Edgar. These financials statements attached in our 8K was in response to a request made to us by pinksheets in order that we could be adequately listed on their trading system due to the Company being dormant for many years and not having current information. The Company can file an amended 8K to clarify any inadvertent mis-statements if you feel it is still warranted in light of my response. The Company is presently in the process of auditing its 2006 and 2007 financials and is drafting its 10KSB’s and 10QSB’s. We anticipate having our 10K’s and 10Q’s completed within the next several weeks. Once completed and audited, they will be promptly filed with the Securities and Exchange Commission in our effort to be considered current with our filings.

First Canadian Place
100 King St. West, 37th Floor,
Toronto, Ontario, CANADA M5X-1M1
Phone :(416) 644-8648
Fax: (416)352-5218
Email: info@viprindustries.com

Response To Item 2.

In response to the issue raised in Item 2 of your letter, the company has been dormant for many years. In 2005, a Judge in Nevada ruled that the company has not had any operations for several years, none of the previous officers and directors were to be located, and conversely it was determined by the Judge that the Company had no assets or liabilities. As far as we are able to determine, the Company has not had any prior auditors, and it is not known if the Company is able to locate any past information on previous auditors, which was the reason for it not being stated in our March 18, 2008 Form 8K as is required in accordance to items 304(a)(l) and 304(a)(3) of regulation S-K. We trust our response to this question is adequate and hope you would understand the special circumstances the company was faced with in the drafting of its 8K.

VIPR Industries acknowledges that the company is responsible for the adequacy and accuracy of this filing and all other filings.

VIPR Industries acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to this filing and all other filings.

VIPR Industries acknowledges that the company may not assert staff comments as a defence in any proceeding initiated by the commission or any person under federal securities laws of the United States.

We trust that your comments have been answered to your satisfaction. It is the Company’s intention to file a Form 10 with the SEC within the next 6 to 8 weeks, and our desire to at all times adhere to all SEC rules and regulations.

We look forward to adequately answering any further questions or comments that you may have

Sincerely,

Mike Gerstner, president
VIPR Industries Inc.